1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2011

Taiwan Semiconductor Manufacturing

Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,

Hsinchu Science Park,

Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:             .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: October 27, 2011	By	/s/ Lora Ho
Lora Ho
Senior Vice President & Chief Financial Officer

TSMC

2011 Third Quarter Investor Conference

October 27, 2011

© 2011 TSMC, Ltd

Agenda

Welcome 3Q11 Financial Results and 4Q11 Outlook CEO Comments Q&A

Elizabeth Sun Lora Ho Morris Chang Morris Chang / Lora Ho

© 2011 TSMC, Ltd

Safe Harbor Notice

TSMC’s statements of its current expectations are forward-looking statements subject to significant risks and uncertainties and actual results may differ materially from those contained in the forward-looking statements.

Information as to those factors that could cause actual results to vary can be found in TSMC’s Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (the “SEC”) on April 15, 2011 and such other documents as TSMC may file with, or submit to, the SEC from time to time.

Except as required by law, we undertake no obligation to update any forward-looking statement, whether as a result of new information, future events, or otherwise.

© 2011 TSMC, Ltd

3Q11 Financial Highlights

(In NT billions except otherwise noted)

Net Sales Gross Margin Operating Margin EPS - Diluted (NT$)

Free Cash Flow

ROE (%)

Shipment (Kpcs, 8”-equiv. Wafer)

Average Exchange Rate—

NTD/USD

3Q11

106.48 42.0% 29.7% 1.17

17.16 20.9% 3,180

29.12

3Q11 Guidance 102 - 104

40.5% - 42.5% 28% - 30%

2Q11

Actual

110.51

46.0%

34.3%

1.39

-1.82 24.5% 3,291 28.86

3Q10 Actual

112.25 50.0% 38.4%

1.81

21.80

36.5%

3,191

31.94

QoQ

-3.6% -4.0 ppts

-4.6 ppts

-15.5%

NM

-3.6 ppts

-3.4%

0.9%

YoY

-5.1% -8.0 ppts -8.7 ppts

-35.3%

-21.3%

-15.6 ppts

-0.3%

-8.8%

* Total outstanding shares were 25,915mn units at 9/30/11

** ROE figures are annualized based on average equity attributable to shareholders of the parent.

© 2011 TSMC, Ltd

Income Statements

(In NT billions except otherwise noted)

Net Sales

Gross Margin

Operating Expenses

Operating Margin

Non-Operating Items Long-Term Investment Gains Taxes Net Income

Net Margin

EPS (NT Dollar)

3Q11

106.48

42.0%

(13.17)

29.7%

0.41 0.15 (1.73) 30.40

28.5%

1.17

2Q11

110.51

46.0%

(12.99)

34.3%

0.94 0.25 (3.03) 35.95

32.5%

1.39

3Q10

112.25

50.0%

(13.06)

38.4%

5.71 0.90 (2.55) 46.94

41.8%

1.81

QoQ

-3.6%

-4.0 ppts

1.4%

-4.6 ppts

-56.5% -38.4% -43.0% -15.5%

-4.0 ppts

-15.5%

YoY

-5.1%

-8.0 ppts

0.9%

-8.7 ppts

-92.8% -83.2% -32.3% -35.2%

-13.3 ppts

-35.3%

© 2011 TSMC, Ltd

3Q11 Revenue by Applications

Industrial/Standard Consumer 21%

Computer 10% 21%

Communications 48%

Communications

QoQ +3%

Computer

QoQ -16%

Consumer

QoQ -18%

Industrial/Standard

QoQ +9%

© 2011 TSMC, Ltd

3Q11 Revenue by Technology

TSMC Property


0.25/0.35um
8%
0.5um+
2%
0.15/0.18um
18%
40nm and below
27%
0.11/0.13um
9%
90nm
9%
65nm
27%


65nm and below revenue
Revenue (NT$B)
% of Sales
0
5
10
15
20
25
30
35
40
45
50
55
0%
10%
20%
30%
40%
50%
60%
1Q09 2Q09 3Q09 4Q09 1Q10 2Q10 3Q10 4Q10 1Q11 2Q11 3Q11
65nm Rev (NT$B)
40nm and below Rev (NT$B)
65nm and below combined as % of Sales

Open Innovation Platform ™

© 2011 TSMC, Ltd

Balance Sheets & Key Indices

Selected Items from Balance Sheets

(In NT billions except otherwise noted)

Cash & Marketable Securities Accounts Receivable—Trade Inventory

Long-Term Investment

Net PP&E

Total Assets

Current Liabilities

Long-Term Interest-bearing Debt

Total Liabilities

Total Shareholders’ Equity

Key Indices

A/R Turnover Days Inventory Turnover Days Current Ratio (x)

(1)

Asset Productivity (x)

3Q11 2Q11 3Q10

Amount % Amount % Amount %

120.26 16.4% 159.13 20.3% 167.21 25.0% 45.46 6.2% 46.19 5.9% 47.38 7.1% 25.69 3.5% 31.52 4.0% 26.66 4.0%

36.47 5.0% 34.84 4.5% 39.78 6.0%

472.95 64.4% 477.89 61.0% 349.18 52.3%

734.64 100.0% 783.82 100.0% 667.55 100.0%

108.37 14.7% 205.49 26.2% 109.24 16.4% 20.34 2.8% 5.19 0.7% 12.18 1.8%

133.52 18.2% 215.46 27.5% 126.65 19.0% 601.12 81.8% 568.36 72.5% 540.90 81.0%

39 39 39

45 53 47 1.8 1.2 2.3 0.9 1.0 1.3

(1) Asset productivity = Annualized net sales / Average net fixed assets.

© 2011 TSMC, Ltd

Cash Flows

(In NT billions except otherwise noted)

Beginning Balance

Cash from operating activities Capital expenditures Cash dividends Share buyback Short-term loans Proceeds from issuance of bonds Investments and others

Ending Balance

Free Cash Flow (1)

3Q11 2Q11 3Q10

150.98 129.45 172.49

55.21 63.06 63.95 (38.05) (64.88) (42.15) (77.73) 0.00 (77.71) (0.07) 0.00 0.00 2.88 (1.04) 19.83 18.00 0.00 0.00 3.62 24.39 (4.14)

114.84 150.98 132.27

17.16 (1.82) 21.80

(1) Free cash flow = Cash from operating activities – Capital expenditures.

© 2011 TSMC, Ltd

Capital Expenditures

(In US millions) 3Q11 2Q11 1Q11 YTD

TSMC 1,236 2,149 2,635 6,020 TSMC China & WaferTech 47 92 95 234 Other TSMC Subsidiaries 23 12 44 79

TSMC Consolidated 1,306 2,253 2,774 6,333

Note: 2011 CapEx was based on the weighted average exchange rate of NT$29.086 per US dollar.

© 2011 TSMC, Ltd

Installed Capacity

2011 Overall Capacity +17%; 12-inch Capacity +29%

2010 1Q11 2Q11 3Q11 4Q11 2011 FAB / (Wafer size) (A) (A) (A) (A) (F) (F)

Fab-2 ( 6”) (1) 1,000 238 252 255 255 1,000 Fab-3 ( 8”) 1,149 275 301 304 304 1,184 Fab-5 ( 8”) 564 137 133 141 141 552 Fab-6

( 8”) 1,113 274 283 286 286 1,128 Fab-8 ( 8”) 1,009 240 254 254 255 1,003 Fab-12 ( 12”) (2) 1,194 322 337 338 337 1,334 Fab-14

( 12”) (2) 1,326 427 488 509 504 1,927 WaferTech ( 8”) 429 106 108 109 109 431 TSMC China ( 8”) 557 148 179 216 230 772

TSMC & Subsidiaries 11,053 2,999 3,254 3,358 3,358 12,969

(8” Equivalent Kpcs)

SSMC ( 8”) 276 64 64 65 65 258

Total TSMC-managed 11,329 3,063 3,318 3,423 3,423 13,227

(8” Equivalent Kpcs)

(1) Figures represent number of 6” wafers. Conversion to 8”-equivalent wafers is obtained by dividing this number by 1.78. (2) Figures represent number of 12” wafers. Conversion to 8”-equivalent wafers is obtained by multiplying this number by 2.25.

© 2011 TSMC, Ltd

4Q11 Guidance

Based on our current business outlook and exchange rate assumption, management expects:

Revenue to be between NT$ 103 billion and NT$ 105 billion, at a forecast exchange rate of 30.30 NT dollars to 1 US dollar

Gross profit margin to be between 43.5 % and 45.5%

Operating profit margin to be between 30 % and 32%

© 2011 TSMC, Ltd

Recap of Recent Major Events

TSMC 28nm Technology in Volume Production ( 2011/10/24 )

TSMC Wins Ministry of Economic Affairs Bureau of Foreign Trade’s First “Taiwan Green Classic Award” ( 2011/10/19 )

ARM and TSMC Tape Out First 20nm ARM Cortex-A15 Multicore Processor ( 2011/10/18 )

TSMC Held 2011 Sports Day ( 2011/10/15 )

TSMC Works with Government and Academia to Jointly Hold “Workplace Health Improvement Forum” ( 2011/09/22 )

TSMC Announced August 2011 Sales and Expected TSMC’s Third Quarter Revenue likely to Exceed the Third Quarter Guidance ( 2011/09/09 )

Chairman Dr. Morris Chang Receives SEMI Akira Inoue Award for Contributions to Semiconductor Environment, Health, and Safety Management ( 2011/09/07 )

TSMC Board of Directors Approved the Issuance of an Unsecured Straight Corporate Bond in the Domestic Market for an Amount Not Exceeding NT$35 billion to Secure Long-Term, Low Fixed-Cost Funding. ( 2011/08/09 )

Please visit TSMC’s Web site (http://www.tsmc.com) and Market Observation Post System (http://mops.twse.com.tw ) for details and other announcements

© 2011 TSMC, Ltd

http://www.tsmc.com

invest@tsmc.com

© 2011 TSMC, Ltd